BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: 212-250-4599




February 12, 1999



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors
Corporation - Class H


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


Sincerely,


Damian P. Reitemeyer



Enclosures










          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  1)*

                General Motors Corporation
          _______________________________________
                      NAME OF ISSUER:
         Common Stock - Class H (Par Value $0.10)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         370442830
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 9 Pages

CUSIP No. 370442830                     Page 2 of 9 Pages

1.NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON
     Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation and Bankers Trust
     Company are New York Corporations.



 NUMBER OF     5. SOLE VOTING POWER

  SHARES




BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

























CUSIP No. 370442830                     Page 3 of 9 Pages


  EACH         7. SOLE DISPOSITION POWER

REPORTING





 PERSON        8. SHARED DISPOSITION POWER

  WITH





9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON








10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *

                    [ ]






CUSIP No. 370442830                     Page 4 of 9 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9







12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK






Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL
             EXECUTIVE OFFICES:

             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075




CUSIP No. 370442830                     Page 5 of
9 Pages

Item 2(a)    NAME OF PERSON FILING:

          Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust Corporation and
            Bankers
            Bankers Trust Company

            130 Liberty Street
            New York, New York  10006






Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and
             Bankers Trust Company are
             corporations incorporated in the
             State of New York with their
             principal business offices located
             in New York.



CUSIP No. 370442830                     Page 6 of 9 Pages



Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock - Class H (Par Value
             $0.10) of General Motors
             Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             370442830

Item 3       THE PERSON FILING IS A:

             For Bankers Trust Corporation,

      (g)    [X] Parent Holding Company, in
                 accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section
             3(a)(6) of the Act.















CUSIP No. 370442830                     Page 7 of 9 Pages


Item 4       OWNERSHIP:

     (a)    Amount Beneficially Owned:

           (i)





          (ii)



     (b)  Percent of Class:





     (c)  Number of shares as to which the Bank has:

           (i)  sole power to vote or to direct the
                        vote -






          (ii)  shared power to vote or to direct
                        the vote -





CUSIP No. 370442830                     Page 8 of 9 Pages


         (iii)  sole power to dispose or to direct
                the disposition of -





          (iv)  shared power to dispose or to direct
                   the disposition of -





Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OFA CLASS:

                If this statement is being filed
               to report the fact that as of the
               date hereof the reporting person
               has ceased  to be the beneficial
               owner of more than five percent
               of the class of securities, check
               the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT
             ON BEHALF OF ANOTHER PERSON:

               Not applicable.






Item 7       IDENTIFICATION AND CLASSIFICATION OF
             THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

               See Item 3 above.

CUSIP No. 370442830                     Page 9 of 9 Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF
             MEMBERS OF THE  GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE:

          After reasonable inquiry and to the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary













         EXHIBIT TO ITEM 7

The chain of ownership from Bankers
Trust Corporation to Bankers Trust
Company is shown below:


     Bankers Trust Corporation

                 |
               100%
                 |

       Bankers Trust Company